American National Bankshares Inc. and Subsidiary
Consolidated Balance Sheets
June 30, 2007 and 2006
(Dollars in thousands, except share data)
(Unaudited)

	2007	2006
ASSETS		
Cash and due from banks	$ 21,735	$ 19,352
Interest bearing deposits in other banks	17,053	16,425
Securities available for sale, at fair value	121,083	157,636
Securities held to maturity	13,148	15,501
Total securities	134,231	173,137
Loans held for sale	2,306	1,005
Loans, net of unearned income	551,744	551,434
Less allowance for loan losses	(7,493)	(8,208)
Net loans	544,251	543,226
Bank premises and equipment, net	12,899	12,640
Goodwill	22,468	22,517
Core deposit intangibles, net	2,641	3,071
Accrued interest receivable and other assets	13,553	19,195
Total assets	$ 771,137	$ 810,568
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Demand deposits -- noninterest bearing	$ 107,206	$ 109,161
Demand deposits -- interest bearing	110,482	119,767
Money market deposits	50,749	48,111
Savings deposits	66,948	81,078
Time deposits	260,359	274,505
Total deposits	595,744	632,622
Repurchase agreements	43,615	43,667
FHLB borrowings	10,012	17,163
Trust preferred capital notes	20,619	20,619
Accrued interest payable and other liabilities	3,898	4,666
Total liabilities	673,888	718,737
Shareholders' equity:		
Common stock, $1 par, 10,000,000 shares authorized,		
6,145,617 shares outstanding at June 30, 2007 and		
6,162,490 shares outstanding at June 30, 2006	6,146	6,162
Capital in excess of par value	26,422	26,353
Retained earnings	67,122	61,423
Accumulated other comprehensive income (loss), net	(2,441)	(2,107)
Total shareholders' equity	97,249	91,831
Total liabilities and shareholders' equity	$ 771,137	$ 810,568

American National Bankshares Inc. and Subsidiary
Consolidated Statements of Income
(Dollars in thousands, except share and per share data)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Interest Income:				
Interest and fees on loans	$ 10,408	$ 10,089	$ 20,487	$ 17,045
Interest and dividends on securities:				
Taxable	1,028	1,358	2,164	2,510
Tax-exempt	420	430	843	881
Dividends	82	78	171	135
Other interest income	168	191	339	423
Total interest income	12,106	12,146	24,004	20,994
Interest Expense:				
Interest on deposits	3,860	3,538	7,643	5,845
Interest on repurchase agreements	449	335	875	644
Interest on trust preferred capital notes	344	320	687	320
Interest on other borrowings	170	242	376	455
Total interest expense	4,823	4,435	9,581	7,264
Net Interest Income	7,283	7,711	14,423	13,730
Provision for loan losses	-	354	303	480
Net Interest Income After Provision for Loan Losses	7,283	7,357	14,120	13,250
Noninterest Income:				
Trust fees	924	885	1,803	1,640
Service charges on deposit accounts	625	737	1,247	1,308
Mortgage banking income	329	203	519	336
Brokerage fees	159	109	248	234
Other fees and commissions	198	183	398	367
Securities gains, net	64	17	89	38
Other	132	133	339	245
Total noninterest income	2,431	2,267	4,643	4,168
Noninterest Expense:				
Salaries	2,514	2,527	4,904	4,511
Employee benefits	737	673	1,385	1,322
Occupancy and equipment	850	744	1,679	1,390
Bank franchise tax	165	170	333	310
Core deposit intangible amortization	95	134	189	173
Other	1,087	1,108	2,128	2,033
Total noninterest expense	5,448	5,356	10,618	9,739
Income Before Income Tax Provision	4,266	4,268	8,145	7,679
Income Tax Provision	1,235	1,266	2,410	2,271
Net Income	$ 3,031	$ 3,002	$ 5,735	$ 5,408
Net Income Per Common Share:				
Basic	$ 0.49	$ 0.49	$ 0.93	$ 0.93
Diluted	$ 0.49	$ 0.48	$ 0.93	$ 0.93
Average Common Shares Outstanding:				
Basic	6,150,216	6,172,522	6,153,496	5,805,287
Diluted	6,177,165	6,207,543	6,181,107	5,840,871

Financial Highlights
American National Bankshares Inc. and Subsidiary
(Dollars in thousands, except share and per share data)
(Unaudited)

	As of and for the Three Months Ended June 30			As of and for the Six Months Ended June 30		
	2007	2006	Change	2007	2006	Change
EARNINGS						
Interest income	$ 12,106	$ 12,146	(0.3)%	$ 24,004	$ 20,994	14.3%
Interest expense	4,823	4,435	8.7	9,581	7,264	31.9
Net interest income	7,283	7,711	(5.6)	14,423	13,730	5.0
Provision for loan losses	-	354	(100.0)	303	480	(36.9)
Noninterest income	2,431	2,267	7.2	4,643	4,168	11.4
Noninterest expense	5,448	5,356	1.7	10,618	9,739	9.0
Income taxes	1,235	1,266	(2.4)	2,410	2,271	6.1
Net income	3,031	3,002	1.0	5,735	5,408	6.0
PER COMMON SHARE						
Earnings per share - basic	$ 0.49	$ 0.49	0.0 %	$ 0.93	$ 0.93	0.0%
Earnings per share - diluted	0.49	0.48	2.1	0.93	0.93	0.0
Cash dividends declared	0.23	0.22	4.5	0.45	0.43	4.7
Book value per share	15.82	14.90	6.2	15.82	14.90	6.2
Book value per share - tangible (a)	11.74	10.75	9.2	11.74	10.75	9.2
Closing market price	22.50	23.13	(2.7)	22.50	23.13	(2.7)
FINANCIAL RATIOS						)
Return on average assets	1.57%	1.48%	9 bp	1.48%	1.50%	(2bp
Return on average equity	12.47	13.38	(91)	11.89	13.32	(143)
Return on average tangible equity (b)	17.20	19.52	(232)	16.47	16.28	19
Average equity to average assets	12.61	11.07	154	12.45	11.25	120
Net interest margin (FTE)	4.26	4.24	2	4.19	4.19	0
Efficiency ratio	56.68	54.01	267	56.20	53.96	224
PERIOD END BALANCES						
Securities	$ 134,231	$ 173,137	(22.5)%	$ 134,231	$ 173,137	(22.5)%
Loans held for sale	2,306	1,005	129.5	2,306	1,005	129.5
Loans, net of unearned income	551,744	551,434	0.1	551,744	551,434	0.1
Goodwill and other intangibles	25,109	25,588	(1.9)	25,109	25,588	(1.9)
Assets	771,137	810,568	(4.9)	771,137	810,568	(4.9)
Assets - tangible (a)	746,028	784,980	(5.0)	746,028	784,980	(5.0)
Deposits	595,744	632,622	(5.8)	595,744	632,622	(5.8)
Repurchase agreements	43,615	43,667	(0.1)	43,615	43,667	(0.1)
FHLB borrowings	10,012	17,163	(41.7)	10,012	17,163	(41.7)
Trust preferred capital notes	20,619	20,619	0.0	20,619	20,619	0.0
Shareholders' equity	97,249	91,831	5.9	97,249	91,831	5.9
Shareholders' equity - tangible (a)	72,140	66,243	8.9	72,140	66,243	8.9
AVERAGE BALANCES						
Securities	$ 143,106	$ 183,393	(22.0)%	$ 150,004	$ 177,796	(15.6)%
Total loans	550,310	550,706	(0.1)	547,253	481,818	13.6
Interest earning assets	706,285	749,709	(5.8)	710,321	678,053	4.8
Goodwill and other intangibles	25,146	26,268	(4.3)	25,193	13,260	90.0
Assets	770,710	810,627	(4.9)	774,667	721,685	7.3
Assets - tangible (a)	745,564	784,359	(4.9)	749,474	708,425	5.8
Interest bearing deposits	487,322	525,889	(7.3)	490,546	469,624	4.5
Deposits	588,346	638,020	(7.8)	591,723	570,098	3.8
Repurchase agreements	46,032	41,594	10.7	46,142	40,772	13.2
Other borrowings	33,884	37,878	(10.5)	35,294	27,070	30.4
Shareholders' equity	97,183	89,729	8.3	96,434	81,194	18.8
Shareholders' equity - tangible (a)	72,037	63,461	13.5	71,241	67,934	4.9
CAPITAL						
Average shares outstanding - basic	6,150,216	6,172,522	(0.4)%	6,153,496	5,805,287	6.0%
Average shares outstanding - diluted	6,177,165	6,207,543	(0.5)	6,181,107	5,840,871	5.8
Shares repurchased	12,700	17,300	(26.6)	24,300	31,200	(22.1)
Average price of shares repurchased	$ 22.66	$ 23.25	(2.5)	$ 22.89	$ 23.28	(1.7)

ALLOWANCE FOR LOAN LOSSES

Beginning balance	$	7,590	$	6,164	23.1 %	$	7,264	$ 6,109	18.9%
Allowance acquired in merger		-		1,598	(100.0)		-	1,598	(100.0)
Provision for loan losses		-		354	(100.0)		303	480	(36.9)
Charge-offs		(155)		(75)	106.7		(204)	(226)	(9.7)
Recoveries		58		167	(65.3)		130	247	(47.4)
Ending balance	$	7,493	$	8,208	(8.7)	$	7,493	$ 8,208	(8.7)

NONPERFORMING ASSETS

Nonperforming loans:

90 days past due	$	-	$	226	(100.0)%	$	-	$ 226	(100.0)%
Nonaccrual		3,192		4,297	(25.7)		3,192	4,297	(25.7)
Foreclosed real estate		85		435	(80.5)		85	435	(80.5)
Nonperforming assets	$	3,277	$	4,958	(33.9)	$	3,277	$ 4,958	(33.9)

ASSET QUALITY RATIOS

Net chargeoffs (recoveries) to average loans	0.07%	(0.07)%	14bp	0.03%	(0.01)%	4bp
Nonperforming assets to total assets (c)	0.42	0.61	(19)	0.42	0.61	(19)
Nonperforming loans to total loans (c)	0.58	0.82	(24)	0.58	0.82	(24)
Allowance for loan losses to total loans (c)	1.36	1.49	(13)	1.36	1.49	(13)
Allowance for loan losses to						
nonperforming loans (c)	2.35X	1.81X	54	2.35X	1.81X	54

Notes:

(a) - Excludes goodwill and other intangible assets
(b) - Excludes amortization expense, net of tax, of intangible assets
(c) - Balance sheet amounts used in calculations are based on period end balances
bp - Change is measured in basis points
FTE - Fully taxable equivalent basis

Net Interest Income Analysis
For the Three Months Ended June 30, 2007 and 2006
(in thousands, except yields and rates)
(Unaudited)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2007	2006	2007	2006	2007	2006
Loans:						
Commercial	$ 91,852	$ 94,281	$ 1,819	$ 1,796	7.92%	7.62%
Real estate	448,024	442,307	8,364	7,967	7.47	7.20
Consumer	10,434	14,118	247	345	9.47	9.77
Total loans	550,310	550,706	10,430	10,108	7.58	7.34
Securities:						
Federal agencies	68,991	104,464	748	1,035	4.34	3.96
Mortgage-backed & CMO's	20,501	21,333	247	245	4.82	4.59
State and municipal	45,623	46,296	628	640	5.51	5.53
Other	7,991	11,300	116	167	5.81	5.91
Total securities	143,106	183,393	1,739	2,087	4.86	4.55
Deposits in other banks	12,869	15,610	168	183	5.22	4.69
Total interest earning assets	706,285	749,709	12,337	12,378	6.99	6.60
Nonearning assets	64,425	60,918				
Total assets	$ 770,710	$ 810,627				
Deposits:						
Demand	$ 111,064	$ 111,817	416	400	1.50	1.43
Money market	52,279	50,240	356	292	2.72	2.32
Savings	67,716	82,119	230	258	1.36	1.26
Time	256,263	281,713	2,858	2,588	4.46	3.67
Total deposits	487,322	525,889	3,860	3,538	3.17	2.69
Repurchase agreements	46,032	41,594	449	335	3.90	3.22
Other borrowings	33,884	37,878	514	562	6.07	5.93
Total interest bearing liabilities	567,238	605,361	4,823	4,435	3.40	2.93
Noninterest bearing demand deposits	101,024	112,131				
Other liabilities	5,265	3,406				
Shareholders' equity	97,183	89,729				
Total liabilities and shareholders' equity	$ 770,710	$ 810,627				
Interest rate spread					3.59%	3.67%
Net interest margin					4.26%	4.24%
Net interest income (taxable equivalent basis)			7,514	7,943		
Less: Taxable equivalent adjustment			231	232		
Net interest income			$ 7,283	$ 7,711		

Net Interest Income Analysis
For the Six Months Ended June 30, 2007 and 2006
(in thousands, except yields and rates)
(Unaudited)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2007	2006	2007	2006	2007	2006
Loans:						
Commercial	$ 90,415	$ 82,496	$ 3,512	$ 3,034	7.77%	7.36%
Real estate	446,448	387,129	16,529	13,475	7.40	6.96
Consumer	10,390	12,193	489	574	9.41	9.42
Total loans	547,253	481,818	20,530	17,083	7.50	7.09
Securities:						
Federal agencies	75,587	97,342	1,605	1,842	4.25	3.78
Mortgage-backed & CMO's	20,253	21,478	488	490	4.82	4.56
State and municipal	45,792	46,854	1,262	1,313	5.51	5.60
Other	8,372	12,122	245	313	5.85	5.16
Total securities	150,004	177,796	3,600	3,958	4.80	4.45
Deposits in other banks	13,064	18,439	339	423	5.19	4.59
Total interest earning assets	710,321	678,053	24,469	21,464	6.89	6.33
Nonearning assets	64,346	43,632				
Total assets	$ 774,667	$ 721,685				
Deposits:						
Demand	$ 110,592	$ 104,474	840	703	1.52	1.35
Money market	52,210	45,852	705	513	2.70	2.24
Savings	68,318	80,198	465	445	1.36	1.11
Time	259,426	239,100	5,633	4,184	4.34	3.50
Total deposits	490,546	469,624	7,643	5,845	3.12	2.49
Repurchase agreements	46,142	40,772	875	644	3.79	3.16
Other borrowings	35,294	27,070	1,063	775	6.02	5.73
Total interest bearing liabilities	571,982	537,466	9,581	7,264	3.35	2.70
Noninterest bearing demand deposits	101,177	100,474				
Other liabilities	5,074	2,551				
Shareholders' equity	96,434	81,194				
Total liabilities and shareholder's equity	$ 774,667	$ 721,685				
Interest rate spread					3.54%	3.63%
Net interest margin					4.19%	4.19%
Net interest income (taxable equivalent basis)			14,888	14,200		
Less: Taxable equivalent adjustment			465	470		
Net interest income			$ 14,423	$ 13,730		